UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Vipshop Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G93629 106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93629 106

1	Name of Reporting Person Elegant Motion Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 15,941,084 shares (represented by 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares in the form of American depositary shares (“ADSs”))(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,941,084 shares (represented by 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares in the form of ADSs)(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,941,084 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.7%(2)
12	Type of Reporting Person CO

Notes:

(1)	Directly held by Elegant Motion Holdings Limited, which is ultimately wholly owned by the SYZXC Trust. See Item 4.
(2)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No. G93629 106

1	Name of Reporting Person Eric Ya Shen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5

 Sole Voting Power

1,799,380 shares (represented by options to acquire 1,796,847 Class A ordinary shares exercisable within 60 days after December 31, 2023 and 2,533 Class A ordinary shares in the form of ADSs, which are directly held by Eric Ya Shen)

	6	Shared Voting Power 15,941,084 shares (represented by 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares in the form of ADSs)(1)
	7

 Sole Dispositive Power

1,799,380 shares (represented by options to acquire 1,796,847 Class A ordinary shares exercisable within 60 days after December 31, 2023 and 2,533 Class A ordinary shares in the form of ADSs, which are directly held by Eric Ya Shen)

	8	Shared Dispositive Power 15,941,084 shares (represented by 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares in the form of ADSs)(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,740,464 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 16.1%(2)
12	Type of Reporting Person IN

Notes:

(1)	Directly held by Elegant Motion Holdings Limited, which is ultimately wholly owned by the SYZXC Trust. See Item 4.
(2)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No. G93629 106

1	Name of Reporting Person Xiaochun Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,941,084 shares (represented by 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares in the form of ADSs)(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,941,084 shares (represented by 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares in the form of ADSs)(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,941,084 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.7%(2)
12	Type of Reporting Person IN

Notes:

(1)	Directly held by Elegant Motion Holdings Limited, which is ultimately wholly owned by the SYZXC Trust. See Item 4.
(2)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer: Vipshop Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Vipshop Headquarters, 128 Dingxin Road Haizhu District, Guangzhou 510220 People’s Republic of China

Item 2(a).	Name of Person Filing: Elegant Motion Holdings Limited Eric Ya Shen Xiaochun Zhang (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

For Elegant Motion Holdings Limited:

Trident Chambers, Wickhams Cay, PO Box 146

Road Town, Tortola, British Virgin Islands

For Eric Ya Shen and Xiaochun Zhang:

Vipshop Headquarters, 128 Dingxin Road

Haizhu District, Guangzhou 510220

People’s Republic of China

Item 2(c)	Citizenship: Elegant Motion Holdings Limited – British Virgin Islands Eric Ya Shen and Xiaochun Zhang – People’s Republic of China

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.0001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.

Item 2(e).	CUSIP Number: G93629 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the Reporting Persons is provided as of December 31, 2023:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Elegant Motion Holdings Limited	15,941,084	14.7%	62.8%	15,941,084	0	15,941,084	0
Eric Ya Shen	17,740,464	16.1%	63.0%	1,799,380	15,941,084	1,799,380	15,941,084
Xiaochun Zhang	15,941,084	14.7%	62.8%	0	15,941,084	0	15,941,084

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 108,460,605 issued and outstanding ordinary shares (consisting of 92,900,247 Class A ordinary shares and 15,560,358 Class B ordinary shares) of the Issuer as of December 31, 2023 as a single class. In computing the percentage ownership of the Reporting Persons, the Reporting Persons have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2023.

As of December 31, 2023, 15,560,358 Class B ordinary shares of the Issuer and 380,726 Class A ordinary shares in the form of ADSs of the Issuer were held by Elegant Motion Holdings Limited, a British Virgin Islands company. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Eric Ya Shen and his wife Xiaochun Zhang have the power to direct the trustee with respect to the retention or disposal of the ordinary shares of the Issuer held by Elegant Motion Holdings Limited and the exercise of any voting and other rights attached thereto. Other than the trustee, no other person has the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares of the Issuer held by Elegant Motion Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Eric Ya Shen and Xiaochun Zhang may be deemed to beneficially own all the ordinary shares of the Issuer held by Elegant Motion Holdings Limited.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G/A filed on February 11, 2015 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 8, 2024

Elegant Motion Holdings Limited

By:	/s/ Authorized Signatories
Name: Stepway Limited
Title: Director

Eric Ya Shen

/s/ Eric Ya Shen

Xiaochun Zhang

/s/ Xiaochun Zhang